

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2013

Via Email
John H. Isbrandtsen
One Belvedere Place, Suite 300
Mill Valley, California 94941

> **Re:** **Sequoia Mortgage Funding Corporation**
> **Sequoia Residential Funding, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 4, 2013**
> **File No. 333-185882 and -01**

Dear Mr. Isbrandtsen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please note that our comments to any of the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one prospectus supplement apply to another prospectus supplement, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction. Also, in your response to our comments, please indicate the page numbers where corresponding revisions have been made in the related prospectus supplements, or base prospectus, as applicable.

2. Multiple issuers of securities on an unallocated shelf registration statement must allocate the amount of securities registered among the issuers and the prospectus must reflect the securities being issued by each registrant, except in limited circumstances involving

securities issued by a parent and a subsidiary. See Telephone Interpretation 25S available on the sec.gov website. Please either revise the table and footnotes to indicate the amount of securities to be issued by each registrant or advise.

3. We note that you are registering certificates under the pending registration statement. In light of the recent federal district court ruling that the Trust Indenture Act of 1939 applies to asset-backed securities in the form of certificates, please tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 and what information you will include in the prospectus supplement for a takedown of certificates. See also note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

Prospectus Supplement(s)

Cover Page

4. We note that the bonds and certificates offered by the prospectus supplements will be offered to the public by one or more underwriters. Please add disclosure regarding how the underwriters will price the bonds and certificates to the public. Please also add bracketed language to disclose the underwriter's discounts and commissions on both a per minimum denomination basis and for the total amount of the offering or the price paid by the underwriter per bond or certificate in your preliminary prospectus. Please also disclose the nature of the underwriting arrangements. If the offering is not made on a firm commitment basis, please provide a brief description of the underwriting arrangements. For instance, please disclose the nature of any agreement entered into with an underwriter regarding the issuance of the securities prior to the execution of the underwriting agreement, to the extent applicable. Refer to Item 501 of Regulation S-K.

Important Notice About Information in this Prospectus Supplement and the Accompanying Prospectus, page S-i

5. Please delete your disclosure regarding forward-looking statements as the provisions to do not apply to you.

Additional Information, page S-39

6. We note that you state that the indenture or pooling and servicing agreement will be filed with Form 8-K after the initial issuance of the offered bonds or offered certificates, respectfully. Please be advised that finalized agreements, including the exhibits to these agreements, should be filed as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement prior to or at the time of the final prospectus. Please revise your disclosure to confirm that agreements will be filed simultaneously with or prior to the final prospectus. Refer to SEC Release

No. 33-6470 at note 11, Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Method of Distribution, page S-88

7. Please provide a table that sets out the nature of the compensation and the amount of discounts and commissions to be paid to the underwriter for each security on a minimum denomination basis and in total. Please include all other items considered by the National Association of Securities Dealers to be underwriting compensation for purposes of that Association's Rules of Fair Practice. Refer to Item 508(c) of Regulation S-K.

8. Additionally, please disclose, to the extent applicable, whether the underwriter's discounts and commissions are subject to adjustment and, if so, the terms and conditions of any such adjustment, including the various circumstances that could change the actual purchase price paid by the underwriter. You may use bracketed language to indicate that the actual purchase price paid by the underwriter will be included in the prospectus supplement at the time of takedown.

9. Please advise us as to how the underwriters intend to comply with NASD Rules IM-2440-1 and IM-2440-2 in selling the bonds and certificates to the public, or explain why these provisions are not applicable.

Base Prospectus

The Loans, page 22

10. We note that the loans may be underwritten to standards below "A" quality (e.g., Alt-A, A minus or subprime). Please add language to the prospectus supplement providing disclosure, to the extent material, regarding any special or unique factors involved in servicing these particular types of assets, and the servicer's processes and procedures designed to address such factors in accordance with Item 1108(c)(3) of Regulation AB. We note your risk factor discussion on page S-11 regarding recent trends in the residential mortgage market. Please also update your risk factors to discuss under a separate heading the risks related to subprime loans and include recent subprime statistics. Refer to Item 1103(b) of Regulation AB and Item 503(c) of Regulation S-K.

11. It appears that you intend to include "hybrid" mortgage loans, "negative amortization" mortgage loans and "option ARMs" in the asset pool. If these types of assets will represent a material portion of the asset pool, please revise the prospectus supplement(s) to disclose the information called for in Item 1111(b)(9) of Regulation AB to the extent material or limit the breadth of the mortgage pool in the base prospectus.

Part II

Item 16. Exhibits, page II-2

12. We note that on page S-39 of the prospectus supplement that the issuing entity was established by an amended and restated deposit trust agreement. However, this agreement is not listed in your list of exhibits that are either incorporated by reference or to be filed by amendment. Please file the form of amended and restated deposit trust agreement with your next amendment. We also note that the Form of Trust Agreement you incorporate by reference in Exhibit 4.2 is from a registration statement filed on May 14, 1997 and the exhibit is not available on EDGAR. It is unclear to us whether the Form of Trust agreement is the agreement you describe in the prospectus as the amended and restated deposit trust agreement. Please advise or revise to clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny, Special Counsel in the Office of Structured Finance, at (202) 551-3674 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel